RUBICON MINERALS CORP.

Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual and special general meeting of shareholders of Rubicon Minerals Corporation Held on August 8, 2006 (the “Meeting”).

Description of Matter	Outcome of Vote
Ordinary resolution to approve the appointment of De Visser Gray, Chartered Accountants, as auditors for the ensuing year.	Resolution approved
Ordinary resolution to determine the number of directors at seven.	Resolution approved
Election of the following nominees of management as directors of the Company for the ensuing year:
J. Garfield MacVeigh
David W. Adamson
David R. Reid
Philip S. Martin
John R. Brodie
Kevin D. Sherkin
Christopher Bradbrook
All nominees proposed by management were elected by acclamation for the ensuing year.
Special resolution to approve the Arrangement, as described in the Management Information Circular (“Circular”) of the Company dated July 7, 2006 and set out in Schedule E on page E-1 of the circular	Resolution approved on a ballot vote, with total votes cast in favour being 23,008,243 (98.64%) and total votes cast against being 318,185 (1.36%).
Ordinary resolution to approve the Paragon Stock Option Plan, as described in the Circular and set out in Schedule F on page F-1 to the Circular
Resolution approved. A total of 3,104,146 common shares in the capital of the Company held by insiders of the Company and Paragon Minerals Corporation and their associates were withheld from voting on this resolution in accordance with the rules of the TSX.

Ordinary resolution to approve the CopperCo Stock Option Plan, as described in the Circular and set out in Schedule G on page G-1 of the Circular
Resolution approved. A total of 3,090,346 common shares in the capital of the Company held by insiders of the Company, directors and senior officers of CopperCo and their associates were withheld from voting on this resolution in accordance with the rules of the TSX

Ordinary resolution to approve the Shareholder Rights Plan, as described in the Circular and set out in Schedule H on page H-1 of the Circular	Resolution approved.

DATED this 9th day of August, 2006

RUBICON MINERALS CORPORATION

By:  “David W. Adamson”

Authorized Signatory